FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

TERM SHEET FOR
US AIRWAYS AND AMERICA WEST AIRLINES
ATSB-BACKED LOANS

	EAST	WEST

Borrower	US Airways, Inc. (“East”)	America West Airlines, Inc. (“West”)

Affiliate Guarantors	New Holding Company (“Holdings”), West and the subsidiaries of East and West	Holdings, East and the subsidiaries of East and West

Tranche A Lender	Govco Incorporated (“Govco”), with Citibank as Alternate Tranche A Lender	Citibank, N.A. (“Citibank”)

Tranche A Guarantor	Air Transportation Stabilization Board (“ATSB”)	ATSB

Tranche B Lenders	Bank of America, N.A. (“BOA”) and Retirement Systems of Alabama Holdings LLC	Citibank, guaranteed by AFS Cayman Limited, General Electric Capital Corporation and debis AirFinance Leasing USA I, Inc.

Administrative Agent	BOA	Citibank

Collateral Agent	TBD	TBD

Loan Administrator	TBD	TBD

Principal Amount	$707,850,559 less the greater of (i) the first $125,000,000 of proceeds from specified asset sales identified in connection with East’s Chapter 11 reorganization (whether completed before or after the POR effective date) as set forth on Schedule 1 attached hereto (the “Designated Asset Sales”) and (ii) 60% of the net proceeds from the Designated Asset Sales; provided that any such asset sale proceeds in excess of $275,000,000 are to be applied pro rata across all maturities in accordance with the early amortization provision below.	$300,300,000

Scheduled Amortization	Assuming $250,000,000 in asset sales, yielding a principal payment of $150,000,000, the amortization schedule for the remaining principal would be as set out below. Any lesser amount of asset sale proceeds would be amortized on March 31, 2007.	As currently scheduled:

September 30, 2005	—	September 30, 2005	$42,900,000
March 31, 2006	—	March 31, 2006	$42,900,000
September 30, 2006	—	September 30, 2006	$42,900,000
March 31, 2007	—	March 31, 2007	$42,900,000
September 30, 2007	$89,000,000	September 30, 2007	$42,900,000
March 31, 2008	$64,000,000	March 31, 2008	$42,900,000
September 30, 2008	$64,000,000	September 30, 2008	$42,900,000
March 31, 2009	$85,000,000	—
September 30, 2009	$85,000,000	—
March 31, 2010	$85,000,000	—
September 30, 2010	$85,000,000	—

Early Mandatory Amortization	East and West loans to be repaid pro rata, except East to be paid first in the case of debt secured by Collateral, asset sales and collateral value deficiencies. Within each loan, funds to be	East and West loans to be repaid pro rata, except East to be paid first in the case of asset sales and collateral value deficiencies. Within each loan, funds to be applied in all cases pro rata across

	applied in all cases pro rata across all remaining maturities:	all remaining maturities:

Issuances within Six Months	East loan’s pro rata portion of 50% of net proceeds from any convertible note offering closed within 180 days from POR effective date (other than the proposed rights offering, refinancing of the GECAS $125 million Convertible Notes and the existing West 7.25% and 7.5% Convertible Notes).	West loan’s pro rata portion of 50% of net proceeds from any convertible note offering closed within 180 days from POR effective date (other than the proposed rights offering, refinancing of the GECAS $125 million Convertible Notes and the existing West 7.25% and 75% Convertible Notes).

Secured Debt Issuances	For each Collateral asset class, the minimum dollar amount of net loan or sale lease-back proceeds set out in Schedule 2 (to be agreed) for such asset class.	After payment in full of East, for each Collateral asset class, the minimum dollar amount of net loan or sale lease-back proceeds set out in Schedule 2 for such asset class.

	East loan’s pro rata portion of 50% of net proceeds from any sale lease-back involving existing or new Section 1110 eligible flight equipment which is not part of the Collateral.	West loan’s pro rata portion of 50% of net proceeds from any sale lease-back involving existing or new Section 1110 eligible flight equipment which is not part of the Collateral.

Other Future Issuances	East loan’s pro rata portion of l00% of proceeds from unsecured debt and hybrid issuances other than permitted refinancings (including refinancings of the existing West 7 1/4% and 7 1/2% Convertible Note Issues, the to-be-issued GECAS $125 million Convertible Notes, the $250 million Airbus Financing, and the $175 million credit-card provider financing) and aircraft-related debt. Cumulative proceeds from equity issuances to be used to prepay as follows:	West loan’s pro rata portion of l00% of proceeds from unsecured debt and hybrid issuances other than permitted refinancings (including refinancings of the existing West 7 1/4% and 7 1/2% Convertible Note Issues, the to-be-issued GECAS $125 million Convertible Notes, the $250 million Airbus Financing, and the $175 million credit-card provider financing) and aircraft-related debt. Cumulative proceeds from equity issuances to be used to prepay as follows:

	1st $75,000,000 — 0%	1st $75,000,000 — 0%
	2nd $75,000,000 — 25%	2nd $75,000,000 — 25%

	> $150,000,000 — 50%	> $150,000,000 — 50%

Asset Sales	De minimus sales in the ordinary course to be permitted without prepayment. l00% of net cash proceeds from asset sales, not to exceed $10,000,000 per year, applied to prepay East loan with sales in excess of the annual cap to require ATSB/East lender consent. Non-cash sales to be limited.	De minimus sales in the ordinary course to be permitted without prepayment. After payment in full of East, 100% of net cash proceeds from asset sales applied to prepay West loan. Non-cash sales to be limited.

Change in Control	Right to require prepayment of all outstanding principal and interest.	Right to require prepayment of all outstanding principal and interest.

Collateral Value Deficiency	OLV of pledged assets (excluding cash) equal to 1.35 times the sum of (x) outstanding principal and accrued interest on the East and West loans less (y) the required minimum amount of Adjusted Unrestricted Cash (as defined below).	OLV of pledged assets (excluding cash) equal to 1.35 times the sum of (x) outstanding principal and accrued interest on the East and West loans less (y) the required minimum amount of Adjusted Unrestricted Cash (as defined below).

Optional Prepayment	Prepayment permitted at any time without premium.	Prepayment permitted without premium, except that the following premiums apply to any remarketed notes:

1st year — 102%
2nd year — 101%
Thereafter, no premium

Interest Rates and Guarantee Fees:

Tranche A	Interest: Govco COF + 0.30% payable quarterly in arrears, or 3-month LIBOR + 0.40% if Govco not the Tranche A lender;	Interest: 3-month LIBOR + 0.40% payable quarterly in arrears;

	-plus-	-plus-

	Guarantee Fee: 6.00% (as adjusted to credit spreads at closing)	Guarantee Fee: 8.00% currently (increasing by 0.05% on January 18 of each year) payable quarterly

	payable quarterly in advance.	in advance (current is annually).

Tranche B	3-month LIBOR + 6.00% (as adjusted to credit spreads at closing) payable quarterly in arrears.	Interest: 3-month LIBOR + 0.40% payable quarterly in arrears;

-plus-

Guarantee Fee: 8.00% currently (increasing by 0.05% on January 18 of each year) payable quarterly in advance (current is annually).

Default Rate	Additional 2.00%	Additional 2.00%

Collateral	Perfected, first-priority lien on all unencumbered assets of East and West, including facility leasehold interests at DCA and LGA, and all cash and cash equivalents (the “Collateral”); subject, however, to the following: (i) a modest amount of funds may be maintained in foreign and miscellaneous accounts over which the lien is not perfected, provided that all such amounts will be considered restricted cash for purposes of the minimum cash covenant; and (ii) in the event East’s leasehold interests in airport facilities at DCA and/or LGA are not able to be pledged and the liens perfected despite the exercise of its best efforts, additional amortization of the East loan will be paid in the amount of $10,000,000 on each January 1 beginning January 1, 2006, such payment to be allocated pro rata across the remaining maturities.	Silent, perfected, second-priority lien on the Collateral.

Financial Covenants

Minimum Cash	The consolidated unrestricted cash and equivalents of Holdings and its subsidiaries (as determined in	The consolidated unrestricted cash and equivalents of Holdings and its subsidiaries (as determined in

accordance with GAAP), less (i) the amount of all outstanding advances by credit card processors and clearing houses in excess of 20% of ATL, (ii) $250,000,000 presumed necessary to fund a subsequent tax trust (to the extent not otherwise funded by the company or though credit card holdbacks transferable to the company), (iii) $35,000,000 presumed necessary to post collateral to clearing houses (to the extent not posted), and (iv) any unrestricted cash or equivalents held in unperfected accounts (“Adjusted Unrestricted Cash”) not to be less than:	accordance with GAAP), less (i) the amount of all outstanding advances by credit card processors and clearing houses in excess of 20% of ATL, (ii) $250,000,000 presumed necessary to fund a subsequent tax trust (to the extent not otherwise funded by the company or through credit card holdbacks transferable to the company), (iii) $35,000,000 presumed necessary to post collateral to clearing houses (to the extent not posted), and (iv) any unrestricted cash or equivalents held in unperfected accounts (“Adjusted Unrestricted Cash”) not to be less than:

Through:	Through:

March 2006	$525,000,000	March 2006	$525,000,000
September 2006	$500,000,000	September 2006	$500,000,000
March 2007	$475,000,000	March 2007	$475,000,000
September 2007	$450,000,000	September 2007	$450,000,000
March 2008	$400,000,000	March 2008	$400,000,000
September 2008	$350,000,000	September 2008	$350,000,000
September 2010	$300,000,000	September 2010	$300,000,000

EBITDAR to Fixed Charges	The ratio of EBITDAR to Fixed Charges, tested quarterly beginning year-end 2006, not to be less than:	The ratio of EBITDAR to Fixed Charges, tested quarterly beginning year-end 2006, not to be less than:

	For the four quarters ending:	For the four quarters ending:

December 31, 2006	0.900	December 31, 2006	0.900
March 31, 2007	0.929	March 31, 2007	0.929
June 30, 2007	0.958	June 30, 2007	0.958
September 30, 2007	0.986	September 30, 2007	0.986
December 31, 2007	1.015	December 31, 2007	1.015
March 31, 2008	1.061	March 31, 2008	1.061
June 30, 2008	1.108	June 30, 2008	1.108
September 30, 2008	1.154	September 30, 2008	1.154
December 31, 2008	1.200	December 31, 2008	1.200
March 31, 2009	1.225	March 31, 2009	1.225
June 30, 2009	1.250	June 30, 2009	1.250
September 30, 2009	1.275	September 30, 2009	1.275
December 31, 2009	1.300	December 31, 2009	1.300
March 31, 2010	1.325	March 31, 2010	1.325
June 30, 2010	1.350	June 30, 2010	1.350

Additional cushion to be considered for West covenant.

Reporting	To be reviewed and revised.	To be reviewed and revised.

Warrants	None.	West warrants to be converted to equivalent Holdings warrants.

ATSB lenders to have option of participation in Holdings’ stock rights offering or antidilution adjustments under the warrant agreement.

Warrants to be exercisable either as currently provided in the warrant agreement, or at the holder’s option, in exchange for discharge of West loan on a dollar-for-dollar basis, with holder to select maturities to be discharged.

Transferability	Tranche A note to be expressly made transferable to QIBs without benefit of the ATSB guarantee, with interest to accrue at LIBOR plus Guarantee Fee. Tranche B note to be transferable to QIBs.	Tranche A and B notes to be expressly made transferable to QIBs without benefit of the guarantees, with interest to accrue at the Tranche A rate plus Guarantee Fee.

Other	As in existing loan documents, subject to a comprehensive review including reconsideration of negative covenants.	As in existing loan documents, subject to a comprehensive review including reconsideration of negative covenants.

Restrictions under the West loan and warrants on the issuance of restricted stock grants under a management compensation program to be eliminated (antidilution adjustments to be further discussed), subject, however, to ATSB lender review of the proposed compensation program.

As soon as practicable but in any event prior to the America West stockholders meeting, the ATSB will enter into an agreement with the appropriate TPG entities providing for the termination as of the effective time of the merger of the Undertaking, dated as of January 18, 2002, by and among America West, the ATSB and the TPG entities or otherwise waiving any restrictions on transfer of the Class A Shares contained in the Undertaking, including those contained in Sections 2, 4 and 5.2, if and to the extent not otherwise addressed by the terms of the Undertaking.

Conditions to Closing	Funded new equity investment in Holdings of not less than $565,000,000;	Same.

Minimum unrestricted liquidity of $1.25 billion;

Closing on asset sales in a minimum aggregate dollar amount of $125,000,000 by the POR effective date;

Closing on all material agreements, including, without limitation, GE, Airbus, and equity investors;

East POR, including management as discussed, to be as currently set out in the Plan Disclosure Statement and in the financial and operating information provided to the ATSB, or otherwise to be acceptable to the ATSB lenders; and POR to go effective;

No Material Adverse Change consistent with the Merger Agreement definition;

Documentation acceptable to the ATSB in its sole discretion, and perfection at closing of all liens on Collateral, except as otherwise provided above;

Receipt of all required regulatory approvals (note that ATSB does not bind any other governmental agency or instrumentality);

Agreement with the ATSB in its sole discretion on the conditions to East’s continued use of cash collateral after August 19 through the closing date; and

Payment at closing of all advisor and attorneys fees and expenses, and a restructuring fee in an amount to be determined.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY

STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.